Filed Pursuant to Rule 433

Registration Statement No. 333-146260-07

Dated February 25, 2008

PECO Energy Company

Pricing Term Sheet

Issuer:	PECO Energy Company
Size:	$500,000,000
Maturity:	March 1, 2018
Coupon:	5.35%
Price to Public:	99.832% of face amount
Yield to maturity:	5.372%
Spread to Benchmark Treasury:	+147 basis points
Benchmark Treasury:	3.50% due February 15, 2018
Benchmark Treasury Yield:	3.902%
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2008

Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 25 basis points
Settlement:	March 3, 2008
CUSIP:	693304 AL1
Ratings:	A2 (Moody’s); A (S&P); A (Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526, Lehman Brothers Inc. at 1-800-603-5847 or BNY Capital Markets, Inc. at 1-800-241-5189.